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                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 4)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                        Planet Polymer Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    727044109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of event which requires filing of this statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 727044109                 13G
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     (1)   NAMES OF REPORTING PERSONS          Benchmark Capital Advisors, Inc.
           I.R.S. IDENTIFICATION NO.           11-2950925
           OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                    (a) [ ]
                                                    (b) [ ]
--------------------------------------------------------------------------------
     (3)   SEC USE ONLY

--------------------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
--------------------------------------------------------------------------------
NUMBER OF        (5)   SOLE VOTING POWER

SHARES                                              322,600
                 ---------------------------------------------------------------
BENEFICIALLY     (6)   SHARED VOTING POWER

OWNED BY                                                -0-
                 ---------------------------------------------------------------
EACH             (7)   SOLE DISPOSITIVE POWER

REPORTING                                           322,600
                 ---------------------------------------------------------------
PERSON WITH      (8)   SHARED DISPOSITIVE POWER

                                                        -0-
--------------------------------------------------------------------------------
     (9)         AGGREGATE AMOUNT
                 BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                                                    322,600
--------------------------------------------------------------------------------
     (10)        CHECK BOX IF THE AGGREGATE
                 AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES**                       [ ]
--------------------------------------------------------------------------------
     (11)        PERCENT OF CLASS REPRESENTED
                 BY AMOUNT IN ROW (9)
                                                       3.5%
--------------------------------------------------------------------------------
     (12)        TYPE OF REPORTING PERSON  *

                                                         IA
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1.
         (a) The name of the issuer is Planet Polymer Technologies, Inc. (the "Corporation").

         (b) The Corporation's executive office is located at 9985 Businesspark Avenue, San Diego, CA 92131.

Item 2.

         (a) The person filing this statement is Benchmark Capital Advisors, Inc. ("Benchmark").

         (b) Benchmark's address is 750 Lexington Avenue, New York, NY 10022.

         (c) Benchmark was incorporated in New York.

         (d) The Security is common stock, no par value per share.

         (e) The CUSIP Number of the Security is 727044109.

Item 3.
         (a) Not applicable.
         (b) Not applicable.
         (c) Not applicable.
         (d) Not applicable.
         (e) Benchmark is an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section
             240.13d-1(b)(1)(ii)(E).
         (f) Not applicable.
         (g) Not applicable.
         (h) Not applicable.
         (i) Not applicable.
         (j) Not applicable.

Item 4.

         (a) Benchmark, by virtue of its investment discretion over accounts of its customers, is the beneficial owner of 322,600 shares of the Security.
         (b) The amount of shares of the Security beneficially owned by Benchmark is 3.5% of the total outstanding shares of the Security.
         (c) (i) Benchmark, acting through its executive officers, has the sole power to vote or to direct the vote of 322,600 shares of the Security.
             (ii)  Not applicable.
             (iii) Benchmark, acting through its executive officers, has the sole power to dispose, or to direct the disposition, of 322,600 shares of the Security.
             (iv)  Not applicable.




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Item 5.
         This statement is being filed to report the fact that on or before December 31, 2001, Benchmark ceased to be the beneficial owner of five percent or more of the Security.

Item 6.
         The clients of Benchmark have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these individuals has an interest in 5% or more of the total outstanding shares of the Security.

Item 7.
         Not applicable.

Item 8.
         Not applicable.

Item 9.
         Not applicable.

Item 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 5, 2002
                                            ----------------
                                            Date


                                            BENCHMARK CAPITAL ADVISORS, INC.


                                            By /s/ Lorraine DiPaolo
                                               --------------------
                                            Lorraine DiPaolo
                                            President